Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No. for Registration Statement

on Form S-4: 333-167846

The following is a transcript of an interview with Glen Tullman, Chief Executive Officer of the Company, and Modern Healthcare Magazine posted to the www.OneAllscriptsEclipsys.com microsite on July 8, 2010.

Andis: Hello. This is Andis Robeznieks with Modern Healthcare Magazine. It’s a deal involving 100’s of millions of dollars. The Allscripts part of Chicago based Allscripts Misys Healthcare Solutions, which makes electronic health records for doctors offices, will spend 577 million to buy the majority claim in the company owned by Misys, a British IT developer. And then Allscripts will swap almost 1.5 billion in stock to buy in its entirety, Eclipsys an Atlanta based developer of EHRs used in hospitals. It’s no exaggeration to say this deal is shaking up the health IT world. Allscripts CEO, Glen Tullman, tells us what the deal means for his company and what he thinks its effect will be on EHR adoption in the nation’s healthcare system.

Andis: Glen, please briefly describe the nuts and bolts of this deal and tell us what you think its impact will be on the industry as a whole.

Glen: Sure, what we announced last week was the merger of Allscripts, which is the leading provider of clinical software, connectivity, and information services essentially providing things like electronic health records, practice management. The merger of Allscripts with Eclipsys, and Eclipsys is one of the leading providers of hospital systems that provide things like computerized physician order entries. By combining these two organizations in what was a 1.3 billion dollar transaction, we essentially are doing what our clients had asked, which is providing connectivity between hospitals and physician groups and finally extended care facilities, or post-acute care facilities. This is basically the holy grail of healthcare. People want a connected system of health. Hospitals want to be connected to their life blood, which is the physicians who refer them business. Last but not least, patients want one single record.

Andis: When do you think the interface will be ready between the two companies with inpatient and outpatient EHRs, and what challenges do you foresee with the still undefined Meaningful Use rules and the still undefined certification process?

Glen: Well they’re both big questions. The first question may be easier than you expect. That is how do you integrate these two great systems? The way you do that is based on architecture. Both of us operate on Microsoft.net platforms and that makes the integration much, much easier. Our customers who really drove this transaction have been pushing and urging both companies to work together. In places like Columbia, NY Presbyterian Columbia, we are already exchanging information between Allscripts and Eclipsys systems in the hospital and in the physician practices. Those physicians will tell you that we’re a long way from that final integrated solution. What I would tell you that there is a lot of plumbing, a lot of deeper work that needs to be done. We have teams that are already underway at the request of our clients to provide just that kind of integration. We expect that today, we know that there’s places like Columbia that are already operating in an integrated fashion exchanging information, tomorrow there will be more of those and the integration will get deeper and deeper until you can’t tell which system you’re in. They’re fully integrated. That process will take between 12-18 months with a lot of help from Microsoft. Your second question was about Meaningful Use and standards. Let me begin by saying that what a lot of people have realized is that we’ve combined not just two companies, but in this age of Meaningful Use, what we’ve really done is combined the two leaders in Meaningful Use. Eclipsys, for the last 7 years, has been rated number 1 in CPOE or computerized physician order entry, and Allscripts has long been known as the leader in getting physicians to actually use ambulatory electronic health records. In fact, of the physician written electronic prescriptions in the US, Allscripts writes roughly half of them. Between the two of them bringing them together brings you a long way towards Meaningful Use.

Andis: This is an expensive transaction. Will this limit Allscripts ability for future investment? Will there be any need to consolidate facilities or staff?

Glen: Relative to the expense of the deal, it depends how you look at it. The company we’re creating will really be a leader, not only strategically, in terms of leading the market toward one integrated end to end solution that no one else has. No one else will have a solution that will go from a hospital to 180,000 physicians to 10,000 post acute practices, but it will also be a financial leader. We have already said that we expect this will be accretive in 2011. We also expected the combined companies to throw off between 40-45 million dollars in per quarter in free cash flow. If you think about it, we are creating a financial powerhouse in the healthcare IT sector. While the agreement is large, in terms of being 1.3 billion dollars, what we’re creating is a very viable company that throws off a lot of cash. We are doing this in the midst of increasing our R&D expenditures. The combo of Allscripts and Eclipsys will not only be a leader, will also be the most innovative. We invest more dollars in R&D and have more innovation coming out our labs out of any company in healthcare. In terms of the cost synergies, once we get up to speed, we’ll save by combining these organizations about 40 million dollars per year. Those savings will come from things like duplicate costs of having 2 public companies run. Or systems that we both don’t need to invest in because one of us already owns them, like a new financial system. What they won’t come from is cuts in people. Other than a very limited amount of duplication of some administrative functions, what’s beautiful about this transaction is that we’re both in separate businesses, there is very little overlap. There was never any need or intention to cut a large number of people to generate savings.

Andis: How will this affect patients? How will it affect doctors?

Glen: The biggest beneficiary of this combination comes to patients. When all of us go to a physician, we would love to know that that physician is getting the latest information on our own conditions, on our allergies, on preexisting conditions, and on the best medications for our particular diagnosis. Today, we know that’s not true. Once we equip and enable our nurses, physicians, and caregivers with the highest quality of information, delivered to us in real-time, then we’re going to get quality results. Physicians will benefit because they’re going to get real time information The best analogy is I was on the floor of the New York Stock exchange and I asked a trader whether or not they could trade without Bloomberg software. They said of course not. I said what about if we gave you a basic trading system? They said we still couldn’t. Bloomberg provides us with the information we need. This is important, this is somebody’s money. In healthcare, we need physicians to say, I couldn’t possibly see this patient, treat him or her, or prescribe medication without knowing everything about the patient, their diagnosis, the medication I’m about to prescribe, because this is important, it’s someone health. Nothing is more important than someone’s health. This is a win for physicians and a win for patients alike.

Andis: Thank you, Glen. We’ve been talking with Glen Tullman, CEO of Allscripts.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement, a prospectus of Allscripts and an information statement for Allscripts’ stockholders. At the appropriate time, Allscripts and Eclipsys will mail the final joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Allscripts and Eclipsys may obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus/information statement and other relevant materials that have been filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information

Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.